Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN PRELIMINARY FINAL REPORT – 30 JUNE 2008

Brisbane, Australia, Thursday, 28 August 2008. Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA) today announced its audited financial results for the year to 30 June 2008, reporting a strong cash balance of $76.7m and net tangible assets of $1.19 per share.

The consolidated loss for the year totalled $26.1m (2007: $22.5m) on operating revenues of $7.8m (2007: $3.8m). The loss was impacted by a $3.8m unrealised foreign currency charge due to the Company holding significant USD cash and cash equivalents and $4.0m being expensed in relation to the unwind of the Medigen strategic alliance.

R&D expenditure increased year on year by 131% to $16.1m primarily due to the $8.8m increase in PATHWAY trial expenditures and $1.27m in expenditures incurred on the intellectual property acquired through the acquisition of CellGate, Inc.

Operational performance and highlights for the year

Acquisition of CellGate, Inc

The acquisition of CellGate, Inc was consummated in February 2008 and provides the Company with anti-cancer technology platforms in epigenetics and cell proliferation.

•                  Leadership position in epigenetics. Epigenetics is a new area of gene expression research focused on the modulation of the expression of genes, in particular those associated with cancer. We are currently assessing the efficacy and safety of several compounds in animal models and continue to work with our collaborators at the Wayne State and Johns Hopkins Universities to identify further compounds with improved drug like properties and a strong patent position.

•                  Re-initiation of a Phase 1 monotherapy trial and another in combination with approved anti-cancer agents of anti cell proliferation compound PG11047. Translational studies have been initiated to determine the most promising cancer indications for Phase 2 development and beyond.

500 series

During the year the Company chose PG545 as the lead compound from the internal PG500 series heparan sulfate mimetic program. Data was presented at the annual American Association for Cancer Research (AACR) showing strong inhibition of angiogenesis and metastasis and strong anti-tumour activity in some aggressive tumour models. PG545 and a backup compound are currently being developed towards human clinical trials.

PI-88

•                  Following a thorough strategic review the Company terminated the Phase 3 PATHWAY trial in July 2008.

•                  We continue to seek regional licensing deals for PI-88.

•                  Phase 2 melanoma trial was recruiting patients throughout the year and is due to complete recruitment in first quarter CY2009.

Spin-out of biopharmaceutical manufacturing

•                  Since the end of the financial year Progen established a wholly-owned manufacturing subsidiary PharmaSynth Pty Ltd providing preclinical and clinical trial biopharmaceutical manufacturing services to Australian and international customers.

•                  PharmaSynth Pty Ltd is operating as a stand-alone business unit and is forecast to be cash-flow positive this financial year.

Likely Developments

The likely developments in the year ahead include:

•                  Advancing the clinical development of PG11047.

•                  Continue to seek completion of regional licensing deals for PI-88.

•                  Continuing to advance our drug discovery programs with the objective of identifying potential new drug candidates from our epigenetics drug discovery platform.

•                  Progressing the preclinical work on the 500 series toward formal preclinical studies and filing of a US FDA IND potentially in 2009.

•                  Reflecting available cash resources, pursuing strategic opportunities.

With the termination of the PATHWAY trial we expect our operating losses from continuing operations to decrease substantially in the 2009 fiscal year.

With the termination of the PATHWAY trial the Company has a strong unencumbered cash position. Beerworth & Partners have been appointed to assess Progen’s business and operations and develop strategic options for review by the Board.

About Progen

Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms – angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

Contact details:

Company information:	Media:
Linton Burns	Kirsten Bruce
Progen Pharmaceuticals Limited	Viva! Communications Pty Ltd
T: +61 7 3842 3333	T: +61 2 9884 9011
F: +61 7 3720 9624	M: +61 (0)401 717 566
E: lintonb@progen-pharma.com	E: kirstenbruce@vivacommunications.com.au
W. www.progen-pharma.com	W. www.vivacommunications.com.au

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.